Exhibit D8


                       FULL SURRENDER CHARGE WAIVER RIDER


This Rider is made a part of the policy to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions and limitations of such policy.

BENEFIT

If You request a full surrender of the policy prior to the sixth Policy Anniversary, the amount of any full surrender charge that would have applied to the original Stated Amount and to any requested Stated Amount increase at the time We receive the request will be waived. Surrender charges will not be waived for full surrenders requested on or after the sixth Policy Anniversary.

All other applicable charges, including partial surrender charges and any charge for a requested Stated Amount decrease, are not affected by this Rider and will be deducted as described in the policy.

ISSUE DATE

The Issue Date of this Rider is the same as the Issue Date of the basic policy.

CHARGE

This Rider is issued in consideration of the application for it and the deduction of the additional charge shown on the Policy Summary.

TERMINATION

This Rider will terminate on the earliest of:

1. Subject to the Grace Period provision of the policy, the date on which the Cash Surrender Value (when this Rider is attached to a variable life policy) or the Cash Value (when this Rider is attached to a policy other than variable life) would not be enough to pay charges due for the policy or this Rider; or

2. the Deduction Day following Your request, In Writing, to terminate this Rider; or

3.   the Rider Expiry Date, as shown on the Policy Summary; or

4.   policy termination or maturity.













TL-15912